July 31, 2024

Ka Chun Lam
Chief Executive Officer
MasterBeef Group
Unit 1509-10, Tower 1, Ever Gain Plaza
88 Container Port Road
Kwai Chung, New Territories, Hong Kong

       Re: MasterBeef Group
           Draft Registration Statement on Form F-1
           Submitted July 3, 2024
           CIK No. 0002027265
Dear Ka Chun Lam:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. Please revise your discussion of the HFCA Act to reflect amendments to the HFCA Act, such as the Consolidated Appropriations Act, 2023, including that the number of "non-
       inspection years" has decreased from three years to two years, and thus, has reduced the time before your securities may be prohibited from trading or delisting. Please also update your related disclosure beginning on page 10.
2. Please amend your disclosure to clearly disclose how you will refer to the holding company and subsidiaries throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations, and refrain from using terms such as "we" or "our" when describing activities, functions, or employees of your subsidiaries.
 July 31, 2024
Page 2
3. Please revise your disclosure to clearly state that legal and operational risks associated with operating in China also apply to operations in Hong Kong. The Sample Letters to
       China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms
       "controlling," "controlled by," and "under common control with") as defined in Securities
       Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe
       that your current disclosure referencing the PRC government   s intent
to strengthen its
       regulatory oversight conveys the same risk. Provide similar disclosure in the Prospectus
       Summary and Risk Factors.
4. Please amend your disclosure here and in the summary risk factors and Risk Factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a
       Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.
5. Where you confirm that no transfers were made from you to the Operating Subsidiaries revise to state whether the Operating Subsidiaries have conducted transfers to one another or to you and quantify the amounts. Also, state whether any dividends or distributions have been made to date to investors and quantify the amounts. Please provide cross-
       references to the consolidated financial statements where you discuss cash transfer throughout your organization.
Prospectus Summary, page 5

6. Discuss the laws and regulations applicable in light of your operations in Hong Kong, including regulations relating to the Enterprise Tax Law, data security and anti-monopoly.
       Provide applicable risk factor disclosure and update your disclosure under "Regulations"
       on page 88.
Corporate Structure, page 5

7. Please identify clearly the entity in which investors are purchasing their interest and the entities in which the company's operations are conducted. Describe how this type of corporate structure may affect investors and the value of their investment. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its subsidiaries and the challenges the company may face regarding its subsidiaries due to legal uncertainties and jurisdictional limits.
 July 31, 2024
Page 3
Risks and Challenges, page 6

8. In your summary of risk factors, disclose the risks that your corporate structure and being
       based in or having the majority of the company   s operations in Hong
Kong poses to
       investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus.
       For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
       China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
       Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.
Implications of Being a Foreign Private Issuer, page 12

9. We note your disclosure regarding your eligibility for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules as a controlled company. Please revise your disclosure here and throughout your registration statement to clearly indicate whether you intend to rely on these exemptions or the foreign private issuer exemptions and specify what those exemptions cover. Your disclosure on page 98 suggests that you intend to take advantage of some of these exemptions, however, you have not clearly delineated which ones. Also, your disclosure cross-references to a risk factor header that does not appear in your Risk Factor discussion. Revise your disclosure for consistency.
Transfers of Cash to and From Our Subsidiaries, page 13

10. Please describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to transfer cash. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure. Permission Required from Hong Kong and PRC Authorities, page 15

11. Your prospectus cover page mentions that your PRC counsel, Jingtian & Gongcheng, opined as to the applicability of the Trial Measures to you. Revise to acknowledge such opinion here and elsewhere where you discuss CSRC oversight. Discuss whether PRC counsel opined as to any other permissions and approvals necessary to operate your business and to offer securities to investors and if not, why not. File the opinion as an exhibit to the registration statement. Additionally, the disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.
 July 31, 2024
Page 4
Risks Related to Doing Business in Hong Kong
Substantially all of our operations are in Hong Kong..., page 26

12. Please revise to describe any material impact that intervention, influence, or control by the
        Chinese government has or may have on your business or on the value of your securities.
        Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.
Risks Related to Litigation, Laws and Regulation and Governmental Matters
It will be difficult to obtain jurisdiction and enforceability liabilities..., page 34

13. We note your disclosure that substantially all of your directors and executive officers are located outside of the United States. Please identify the directors and executive officers and specify whether they are located in the PRC or Hong Kong. Make similar revisions under your "Enforceability of Civil Liabilities" discussion.
Risks Related to Ownership of our Securities
Substantial Future sales of our Ordinary Shares..., page 37

14. Revise to acknowledge that your registration statement currently contemplates the registration of additional shares for resale. Affirmatively state that such sales will likely put downward pressure on your market price and make it more difficult for you to maintain your Nasdaq listing.
Our Ordinary Shares will be subject to potential delisting..., page 38

15. We note your disclosure that your offering is contingent upon listing on Nasdaq. Please expand your risk factors to address the potential consequences of failing to receive approval to list on Nasdaq.
Dividend Policy, page 45

16. Revise to state, as you do on page 14, that you currently intend to retain all available funds and future earnings, if any, for the operation and expansion of your business and do not anticipate declaring or paying any dividends in the foreseeable future.
Summary Consolidated Financial and Other Data
Consolidated Statements of Comprehensive (Loss)/Income, page 47

17. It appears that you utilize both nature of expense method and function of expense method in your income statement as you aggregate expenses by their nature (e.g. Raw materials and consumables used, Depreciation of property, plant and equipment, etc.) while presenting other income and expenses separately from expenses necessary for revenue generation. Please tell us how your current presentation complies with IAS 1, paragraph
        99 that requires the use of an expense classification based on either their nature or their function, or revise. In addition, it appears you present government grants of
        HK$12,324,800 twice in 2022 as other income line item includes this amount as well.
        Please also revise to ensure your income statement line items are ordered consistently throughout your filing.
 July 31, 2024
Page 5
Key Factors Affecting the Results of Our Group's Operations, page 49

18. Where you discuss your dependence upon your ability to grow your customer base, including through your membership scheme, revise to disclose your membership growth over the past 2 fiscal years. We note your disclosure around your quantification of members on page 84 but this information does not provide comparative information over fiscal periods.
19. Where you discuss macroeconomic conditions, revise to acknowledge the impact of the
       COVID-19 pandemic upon your operations, if material, given that the Industry Overview you include seems to indicate that the catering industry remained stagnant in Hong Kong in 2022 and that 2023 was the first year to show a revival in revenues. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 49

20. Please revise financial and other data presented in tabular forms to read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. In this regard, certain financial and other data here and in Summary Consolidated Financial and Other Data section on page 47 start with the oldest period whereas your consolidated financial statements start with the most recent period. Refer to SAB Topic 11:E.
21. A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the changes in the relationship between costs and revenues. For example, you state that the increase in total revenue during fiscal 2023 was mainly due to the increase in customer visits and average spending per customer and the opening of four new restaurant outlets, but you do not quantify these factors nor analyze the disproportionate increase of total revenue compared to raw materials and consumables used, and staff costs. Your current disclosures does not appear to adequately discuss and analyze your results sufficiently to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results. As such, please revise to expand this section by:
           Ensuring that all material factors are quantified and analyzed (including separate disclosure of offsetting factors); and
           Quantifying the effects of changes in price, volume, and changes in the relationships between costs and revenues, where appropriate, and describing any known trends or uncertainties.
 July 31, 2024
Page 6
Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 52

22.    Please address the following:
           Revise to reflect all transactions undertaken in anticipation of a public offering and ordinary shares recently issued as described on pages 61 and 114 in your pro forma financial statements.
           Revise to provide all required financial statements and disclosures for all periods required under Article 11 of Regulation S-X.
           Move these disclosures out of the MD&A and dedicate a section for the pro forma information.
Liquidity and Capital Resources, page 53

23. Where you disclose sufficient working capital, you refer to other available sources of financing. Clarify and quantify any material unused sources of liquidity, consistent with
       Item 5.B.1. of Form 20-F.
History and Corporate Structure, page 61

24. Please identify the founders of your Group, and clarify if they are different from your controlling shareholder, Galaxy Shine Company Limited.
Business
Overview, page 83

25. You state here that you operate 12 restaurant outlets as of the date of this prospectus. You go on to describe an increase in revenues, as well as the percentage contribution to such increase by new stores, as of the end of the most recent fiscal year, however, you do not acknowledge the disposition of assets that occurred after the fiscal year end. To the extent your disclosure is "as of the date of this prospectus" please ensure that you provide narrative disclosure to explain how your business has evolved since the fiscal year end.
Regulations, page 88

26. Please revise your disclosure to clearly state whether you are in compliance with all applicable laws and regulations, including whether you and the operating companies have received all applicable licenses. Please also update your related risk factor on page 21 accordingly.
Shares Eligible for Future Sale
Resale Prospectus, page 117

27. Reconcile your disclosure here that "[a]ny shares sold by the Resale Shareholders until our Shares are listed or quoted on an established public trading market will take place at the public offering price of the shares we are selling in our initial public offering" with your indication in the resale prospectus that no sales will occur until your shares are listed on Nasdaq.
 July 31, 2024
Page 7
Notes to the Consolidated Financial Statements, page F-11

28. Given its materiality to the income statement, please revise to provide a tabular disclosure describing the nature and amounts of various expenses comprising Other Expenses. Refer to IAS 1, paragraph 112(c).
2. Basis of Preparation of Consolidated Financial Statements and Material Accounting Policy
Information
2.5 Material Accounting Policy Information
i) Leases
The Group as a Lessee
Lease Modifications
Covid-19-Related Rent Concessions, page F-29

29. You disclose that you have elected to apply the practical expedient not to assess whether the change is a lease modification for your Covid-19 related rent concessions. Please revise to disclose the amount recognized in the income statement for the reporting period to reflect changes in lease payments that arise from rent concessions to which you have applied the practical expedient. Refer to IFRS 16, paragraph 60A.
8. Income Tax, page F-37

30. Please revise to provide the amount of the deferred tax income or expense recognized for each type of temporary difference, unused tax losses and unused tax credits. Refer to IAS
       12, paragraph 81(g)(ii).
10. Disposal Group Classified as Held for Sale, page F-40

31. You disclose the assets and liabilities attributable to Chubby Bento Limited and Bao Pot
       Taiwanese Claypot Limited and its subsidiaries have been classified as a disposal group held for sale as it did not represent a separate major line of business or geographical area.
       Considering they represent different types/styles of cuisine and a diversification of your operations into bento, noodles and stone pot, represented one-third of the total number of your restaurants before the disposal, and contributed approximately 6.2% of your total revenues in 2023, please tell us, in sufficient detail and citing relevant accounting guidance, how you determined that Chubby Bento Limited and Bao Pot Taiwanese
       Claypot Limited and its subsidiaries did not represent a discontinued operation under
       IFRS 5, paragraph 32.
11. Property, Plant and Equipment, page F-41

32. You recognized a loss of HK$6.7 million for a property, plant, and equipment write-off in
       2023. Please revise to disclose the events and/or circumstances that led to the recognition of the loss. Refer to IAS 36, paragraph 130(a).
12. Right-of-Use Assets, page F-42

33. On page F-43, you disclose an explanation for a footnote symbol "#" which is not utilized anywhere else in the note. Please revise.
 July 31, 2024
Page 8
13. Deferred Tax Assets, page F-43

34. It appears you offset deferred tax assets and liabilities. We assume that you have the legally enforceable right to offset current tax assets against current tax liabilities in accordance with IAS 12, paragraph 74(a), your deferred tax assets and liabilities are related to taxes levied by the same tax authority, and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity are used to offset the taxable profits of another in accordance with IAS 12, paragraph 74(b). Please confirm our assumption. Tell us what consideration you have given to disclosing this requirement for offsetting your deferred taxes and liabilities.
19. Share Capital, page F-45

35. Please revise to include all required disclosures in accordance with IAS 1, paragraph 79.
29. Events After Reporting Period, page F-53

36. For the sale of your equity interest in Chubby Bento Limited and Bao Pot Taiwanese
       Claypot Limited, please revise to disclose that the purchasers, Galaxy Shine Company
       Limited and Thrivors Holdings Limited, are related parties. Refer to IAS 24, paragraph
       18.
31. Related Party Transactions, page F-56

37. Please tell us how you complied with IAS 24, paragraph 13, or revise. Resale Prospectus Alternate Page, page Alt-1

38. We note that a number of your Resale Shareholders are subject to the lock-up agreements discussed in the primary offering statement. Please revise your disclosure to discuss the impact of the lock-up agreements on the resale.
39. Please revise to disclose the nature of any position, office, or other material relationship which the Resale Shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. In addition, please disclose the natural person controlling each of the Resale Shareholders, as well as the address of the individual or entity. Refer to Item 9.D of Form 20-F.
40. Please advise (i) why the resale offering is required to be registered at this time, (ii) when known, how you determined the number of ordinary shares being registered in connection with the resale offering, and (iii) how the Resale Shareholders were selected to participate in this resale offering, all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure
       Interpretations
 July 31, 2024
Page 9
General

41. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
42. Where you discuss the Group's relative position in the Taiwanese cuisine and Taiwanese hotpot market in Hong Kong, revise to qualify these statements to acknowledge the subsequent disposition of 4 of your outlets and direct readers to your Unaudited Pro
       Forma Condensed Consolidated Statement of Operations for an understanding of the disposition's impact upon your financial performance and relative position in the markets you discuss.

       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   David Stefanski